Exhibit (a)(1)(viii)

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

9 November 2004

OFF MARKET BUY BACK

Ansell Limited’s Chairman, Dr Ed Tweddell, today announced on behalf of the Board that the Company’s Share Buy-Back Price had been set at AU$9.20.

The Buy-Back for up to AU$155 million of Ansell’s shares commenced on October 14, 2004 and closes at 5:00pm Melbourne time Friday, November 12, 2004.

If acceptances/tenders are received in excess of the AU$155 million maximum, a scale back will occur. The results of the scale back (if any) will be announced on Monday, November 15, 2004.

The Chairman urged Shareholders to read the Buy-Back document carefully before deciding to participate in the Buy-Back and to consult with their financial, taxation or other advisers to make an informed decision. General enquires can be directed to the Computershare Investor Shareholder information lines on 1300 726 419 within Australia or (613) 9425 4218 from outside Australia. US resident shareholders should call, Georgeson Shareholder, Information Agent, toll free on 1-800-506-7187.

This press release includes “forward-looking statements” (within the meaning of the United States Securities Exchange Act of 1934, as amended) and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. These forward-looking statements relate to our expectations and beliefs regarding future events, including, but not limited to, the occurrence of any potential scale back which is inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We believe that a number of important factors, risks and uncertainties could cause our actual results to differ from statements made in this release, including, without limitation, fluctuating foreign currency exchange rates, market acceptance and participation in the offer, and other risk factors detailed in our filings with the SEC and ASX. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected.

For further information:

Media	Investors & Analysts
Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 or (61) 0401 140749 Email: dgraham@ap.ansell.com

Exhibit (a)(1)(viii)

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.